UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

EQT Corporation Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the EQT Corporation Savings and Protection Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EQT Corporation Savings and Protection Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Pittsburgh, Pennsylvania

June 19, 2013

/s/ Ernst & Young LLP

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2012	2011

Investments, at fair value:
Money market fund	–	$28,381
Mutual funds	–	16,935,376
Common/collective trusts	–	2,191,747
Employer stock fund	–	3,059,409

Investments, at fair value	–	$22,214,913

Notes receivable from participants	–	612,584

Net assets, reflecting investments at fair value	–	$22,827,497

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	–	(53,252)

Net assets available for benefits	–	$22,774,245

See accompanying notes to the financial statements.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,
2012

Additions:
Investment income:
Interest and dividends	$633,692
Net depreciation in fair value of investments	2,046,724
Total investment income	2,680,416

Interest on notes receivable from participants	27,362

Contributions:
Employer	938,600
Participant	786,395
Rollovers	165
Total contributions	1,725,160

Total additions	4,432,938

Deductions:
Benefits paid to participants	1,422,842
Other	1,821
Total deductions	1,424,663

Net increase in net assets available for benefits	3,008,275

Transfers to affiliated plan (a)	(25,782,520)

Net assets available for benefits:
At beginning of year	22,774,245
At end of year	$-

(a)         On December 31, 2012 the net assets available for plan benefits of the EQT Corporation Savings and Protection Plan were transferred to the EQT Corporation Employee Savings Plan in connection with a merger of the plans.  See Note 1 for a discussion regarding the merger and certain employment transfers between the plans.

See accompanying notes to the financial statements.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan

The following description of the EQT Corporation Savings and Protection Plan (the Plan) provides only general information.  Participants should refer to the Plan and the summary plan description for a complete description of the Plan’s provisions.

General

The Plan was a defined contribution profit sharing and savings plan with a 401(k) salary reduction feature.  The Plan was originally adopted on September 1, 1987, by a predecessor of EQT Corporation and certain subsidiaries (Company or Companies).  The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan which is responsible for matters other than those that are investment-related.  The BAC had discretionary power and authority to construe, interpret and administer the Plan and adopt rules and regulations for administering the Plan.  The Benefits Investment Committee was the named fiduciary which was responsible for carrying out the investment-related provisions of the Plan.

During 2011 and 2012, all regular, full-time employees and certain part-time employees of the Companies covered by a collective bargaining agreement that provided for Plan participation were eligible to participate in the Plan.

Effective December 31, 2012 at 11:59 p.m. Eastern Standard Time, the Plan was merged into the EQT Corporation Employee Savings Plan (the Employee Savings Plan) with the Employee Savings Plan being the surviving and continuing plan.  Participants in the Plan at the effective time of the merger became participants in the Employee Savings Plan.  The net assets transferred from the Plan are reflected on the statement of changes in net assets available for benefits in the Transfers to affiliated plan line item.

Unless otherwise specified, all descriptions of the Plan included herein are of the provisions of the Plan in effect immediately prior to the merger.

Contributions

Participants who are highly compensated employees may elect to contribute to the Plan on a pre-tax basis between 1% and 15% of eligible compensation, and other participants may elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible compensation, subject in each case to Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions.

All participants who are eligible to make contract contributions under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.  The maximum catch-up contribution amount permitted under the IRC was $5,500 in 2012 and 2011.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

Participants may receive Company matching contributions based upon defined percentages of their contract contributions.  The matching rates for these contributions vary and are defined in the respective collective bargaining agreements.  In 2012, participants received a Company match of $0.50 per every $1.00 of contract contributions up to 6% of compensation deferred each pay period (a maximum matching contribution of 3% of eligible compensation).

Beginning in 2012, the Company added a “true-up” feature to the Plan for all participants employed by the Company on the second regular pay date during December of each Plan year.  The “true-up” feature ensures that the participant receives the maximum Company matching contribution for the year if the participant contributes at least 6% of compensation for the year (regardless of the timing of the deferrals).  If the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution in December.

To the extent provided in the respective collective bargaining agreements, a retirement contribution of 6% of eligible compensation is made during each payroll period for each employee.

Each participant directs the investment of contract and after-tax contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and may change his or her investment options on a daily basis.  If a participant refuses or fails to make an investment election, his or her elective contributions are invested in the applicable lifecycle fund, currently the age-appropriate Fidelity Freedom K share fund, designated by the Benefits Investment Committee, based on the participant’s date of birth until the participant makes his or her election.  The Company’s matching and retirement contributions are allocated among investment options in the same manner as the participant’s elective contributions are allocated.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings, and charged with an allocation of administrative expenses not paid by the Company.  Allocations are based on account balances.  Each participant is entitled to the benefit provided from the participant’s vested account.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

Transfers to/from Affiliated Plans

Transfers to/from affiliated plans represent transfers made between the Plan and the Employee Savings Plan, either due to an employment transfer or the Plan merger.  During 2012, transfers from the Plan to the Employee Savings Plan due to employment transfers totaled $2,117,251.  Effective December 31, 2012 at 11:59 p.m. Eastern Standard Time, the Plan was merged into the Employee Savings Plan.  As a result of the merger, on December 31, 2012 net assets of the Plan in the amount of $23,665,269 were transferred into the Employee Savings Plan.  Participants in the Plan became participants of the Employee Savings Plan as a result of the merger.  All participant elections effective immediately prior to the merger under the Plan continue to apply to the former Plan participants in the Employee Savings Plan until subsequently changed or discontinued.  Also, as a transfer (which is different from a rollover), all accounts under the Plan carried over to the Employee Savings Plan and retained their same character and treatment.

Vesting

Participants are 100% vested in the value of contract, after-tax, rollover and “catch-up” contributions made to the Plan.

If employment of a participant is terminated by the Company for any reason other than involuntary termination without cause, retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any matching and retirement contributions, as determined in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Forfeitures of the non-vested portion of participant accounts are used to reduce future Company contributions.  Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the year ended December 31, 2012, forfeited non-vested accounts reduced Company contributions by $3,324.  Due to the Plan merger, no forfeited credit balance was available to the Company as of December 31, 2012.  At December 31, 2011, forfeited credit balances totaled $805.

Upon involuntary termination without cause, retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service completed.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

The merger of the Plan into the Employee Savings Plan represented a continuation of the Plan, and not a termination; therefore, amounts attributable to Company contributions (matching and retirement) transferred from the Plan to the Employee Savings Plan as a result of the merger are subject to the same vesting rules subsequent to the merger as applied to such amounts under the Plan immediately prior to the merger.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately.

Payments of Benefits to Participants

Upon separation from service with the Company, a participant whose vested balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or equal periodic payments generally over a period not exceeding the lesser of (1) the life expectancy of the participant and beneficiary or (2) twenty (20) years.  Prior to July 1, 2012, the Plan generally permitted, subject to limitations, distributions to a participant who separated from service due to death, disability or retirement in the form of a single lump sum, a qualified joint and survivor annuity, a single-life annuity with substantially equal monthly payments to the participant for his or her lifetime, a single-life or joint and survivor annuity (including a 75% survivor option with a minimum guaranteed number of monthly payments to a participant or his or her beneficiary), or substantially equal annual payments over a period not exceeding the lesser of the life expectancy or joint life expectancies of the participant or of the participant and his or her beneficiary.

As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive a lump sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance.  Loan terms may not exceed 5 years, or for the purchase of a primary residence, up to 30 years.  The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate remains the same for the entire period of the loan.  Principal and interest are paid ratably through payroll deductions.  Upon termination of employment, if the loan is not repaid, it will automatically be treated as a distribution to the participant after 30 days.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

As a result of the merger of the Plan into the Employee Savings Plan, all loans from the Plan were transferred to the Employee Savings Plan and remained payable according to their original terms and conditions.

Administrative Expenses

Administrative expenses associated with the Plan may be paid out of Plan assets.  The expenses paid out of Plan assets are included in the Other line item in the Plan’s statement of changes in net assets available for benefits in this Annual Report.  Investment management fees are paid by Plan participants based on participation in the various funds.  In 2012, the funds’ operating expense ratios ranged from 0.05% to 1.07% based on the funds’ most recent prospectuses, with an assumed/actual recordkeeping offset of 0.00% to 0.35%.  Fund operating expenses are deducted from fund investment returns.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at a measurement date.  However, if an investment contract is a fully benefit-responsive investment contract, the contract is also required to be reported at contract value because contract value is the amount a participant would receive if he or she initiated a permitted transaction under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio II (the Managed Income Portfolio), a fully benefit-responsive investment contract, through a common/collective trust.  The statements of net assets available for benefits in this Annual Report present the fair value of the Managed Income Portfolio in the Common/collective trusts line item and its adjustment from fair value to contract value due to its nature as a fully benefit-responsive investment contract.  The fair value of the Plan’s interest in the Managed Income Portfolio is based on information reported by the issuer of the common/collective trust at year-end in accordance with fair value requirements.  The contract value of the Managed Income Portfolio is based on contributions to the Managed Income Portfolio, plus earnings, and less participant withdrawals and administrative expenses.

The Plan’s other investments are reported at fair value in the statements of net assets available for benefits.  See Note 4 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of EQT Corporation common stock (Company common stock).  As a result of the Plan merger, the Plan held no shares of Company common stock as of December 31, 2012.  The Plan held 55,816 shares of Company common stock as of December 31, 2011.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when incurred.  No allowance for credit losses has been recorded as of December 31, 2012 and 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan, the note receivable balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-4).  ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurement (ASC 820), to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards.  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Adoption of ASU 2011-04 did not have an effect on the Plan’s statements of net assets available for benefits or its statement of changes in net assets available for benefits.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	As of December 31,
	2012	2011

Employer stock fund	-	$3,059,409
PIMCO Total Return Fund	-	2,294,278
Fidelity Managed Income Portfolio II	-	2,191,747
AF Growth Fund of America R6	-	1,873,091
Fidelity Freedom K 2020 Fund	-	1,756,487
AF Washington Mutual Investors Fund R6	-	1,676,839
Fidelity Freedom K 2025 Fund	-	1,299,370
Fidelity Freedom K 2030 Fund	-	1,161,225
Fidelity Balanced Fund Class K	-	1,161,012

The Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Changes in Fair Value
for the Year Ended
December 31, 2012

Investments at fair value as determined by quoted market prices:
Mutual funds	$1,870,362
Employer stock fund	176,362

$2,046,724

4. Fair Value Measurements

The Plan has an established process for determining fair value for its financial instruments, which consist of a money market fund, mutual funds, Company common stock and common/collective trusts.  The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

4. Fair Value Measurements (continued)

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•                                                            quoted prices for similar assets or liabilities in active markets;

•                 quoted prices for identical or similar assets or liabilities in inactive markets;

•                 inputs other than quoted prices that are observable for the asset or liability; and

•                 inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Company common stock - Valued at the closing price on the last trading day of the Plan year, reported on the active market on which the individual securities are traded.

Money market fund - Valued at quoted market prices in an exchange and active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds - Valued at quoted market prices in an exchange and active market that represents the NAV of shares held by the Plan at year-end.

Common/Collective trust - Calculated by the issuer utilizing either quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services or dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.  The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

4. Fair Value Measurements (continued)

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Due to the merger of the Plan with the Employee Savings Plan in 2012 (see Note 1), there were no Plan assets to be measured at fair value as of December 31, 2012.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Money market fund	$28,381	-	-	$28,381
Mutual funds:
Blended investment funds	7,333,484	-	-	7,333,484
Large cap investment funds	4,282,960	-	-	4,282,960
Income investment funds	2,633,574	-	-	2,633,574
International investment	1,608,208	-	-	1,608,208
Mid cap investment funds	500,092	-	-	500,092
Small cap investment funds	577,058	-	-	577,058
Employer stock fund	3,059,409	-	-	3,059,409
Common/collective trust	-	$2,191,747	-	2,191,747

Total investment assets at fair value	$20,023,166	$2,191,747	-	$22,214,913

5. Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund, mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity).  Fidelity is trustee of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA.  Transactions with respect to notes receivable from participants and the Employer Stock Fund also qualify as party-in-interest transactions due to the relationships between the participants, on the one hand, and the Company and the Plan, on the other hand.

6. Income Tax Status

The Plan received a determination letter from the IRS dated August 13, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.   Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and was operated through the effective time of the Plan merger in compliance with the applicable requirements of the IRC and, therefore, the Plan remained qualified and tax-exempt through the effective time of the merger.

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

6. Income Tax Status (continued)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements on this Annual Report.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

7. Proposed Sale of Properties

On December 19, 2012, EQT Corporation and its direct wholly-owned subsidiary, Distribution Holdco, LLC (Holdco), executed a definitive agreement with PNG Companies LLC (PNG Companies), the parent company of Peoples Natural Gas Company LLC (Peoples), pursuant to which EQT Corporation and Holdco will transfer 100% of their ownership interests of Equitable Gas Company, LLC (Equitable Gas) and Equitable Homeworks, LLC (Homeworks) to PNG Companies in exchange for cash and other assets of, and new commercial arrangements with, PNG Companies and its affiliates.  Homeworks and Equitable Gas are direct wholly-owned subsidiaries of Holdco.  Peoples is a portfolio company of SteelRiver Infrastructure Fund North America LP.  The transaction is subject to approval by a number of federal and state regulatory agencies.

Promptly following and effective as of the closing of the transaction, EQT Corporation will cause any unvested account balances related to Company contributions (retirement and matching) to be fully vested under the Employee Savings Plan for any participants who are employees of Equitable Gas or Homeworks as of the effective time of the transaction.

8. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements to the amounts reported on the Form 5500 as of December 31, 2011.  No reconciliation is needed as of December 31, 2012 since the amount reported on both the financial statements and the Form 5500 is $0.

As of
December 31,
2011

Net assets available for benefits as reported in the Plan’s financial statements	$22,774,245
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	53,252

Net assets available for benefits as reported on the Form 5500	$22,827,497

EQT CORPORATION

SAVINGS & PROTECTION PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

8. Reconciliation of the Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the Plan’s transfers to affiliated plan reported in the financial statements to the amounts reported on the Form 5500:

Year Ended
December 31, 2012

Statement of changes in net assets available for benefits:
Transfers to affiliated plan	$25,782,520
Less deemed default notes receivable from participants	44,421

Transfers to affiliated plan as reported on the Form 5500	$25,738,099

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
SAVINGS AND PROTECTION PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration
Committee

June 19, 2013

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	17